Exhibit 99.1

Engility Reports Third Quarter 2014 Results

•	Third quarter revenue of $345 million and GAAP diluted EPS of $0.73

•	Adjusted operating margin of 8.9% and adjusted diluted EPS of $0.86

•	Book-to-bill ratio of 1.2x for third quarter 2014

•	Third quarter 2014 cash flow from operations of $37 million

•	Increases GAAP and adjusted EPS guidance ranges

CHANTILLY, VA – October 28, 2014, Engility Holdings, Inc. (NYSE: EGL) today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Results

Total revenue for the third quarter of 2014 was $345 million and operating income was $27 million. Adjusted operating income for the third quarter was $31 million. Operating margin for the third quarter of 2014 was 7.8% and adjusted operating margin for the same period was 8.9%. Net income attributable to Engility was $13 million, or $0.73 per diluted share. Adjusted net income attributable to Engility was $16 million, or $0.86 per diluted share. Our adjusted net income and adjusted operating margin exclude $1 million of restructuring costs, $2 million of additional amortization of intangible asset expenses and $2 million of integration costs associated with our acquisition of Dynamics Research Corporation (DRC). Information about our use of non-GAAP financial information is provided below under “Non-GAAP Measures”.

“As anticipated, we experienced strong award activity to start the second half of 2014 and achieved a solid sequential and year-over-year increase in our book-to-bill ratio. We won many new awards in the quarter and continue to increase our competitiveness in the market,” said Tony Smeraglinolo, President and CEO of Engility. “We are pleased with our customers’ positive response to our business model and the significant improvements we have made to our business development processes. We believe we are well positioned for continued success throughout the remainder of 2014, which will provide us with positive momentum as we enter 2015.”

“As separately announced, we are extremely excited about our definitive agreement to acquire TASC. This transaction is strongly aligned with our growth and capital allocation strategies. It further diversifies and balances our portfolio, allows us to gain access to new strategic customers in enduring markets, expands our capabilities, and adds scale to our business. TASC will build upon our successful acquisition of DRC, which we completed in January 2014. DRC continues to meet its financial targets and our integration efforts remain on track. We will leverage the experiences we gained from the DRC acquisition to help ensure we maximize the strategic and financial benefits provided by TASC’s highly complementary business. We expect that the strong free cash flow generated by the combined company will enable us to rapidly pay down the debt of the combined companies.”

Key Performance Indicators

•	Contract funded orders in the third quarter of 2014 were $410 million, a 55% increase compared to the third quarter of 2013. The book-to-bill ratio for the third quarter of 2014 was 1.2x, compared to 0.8x in the third quarter of 2013.

•	Funded backlog at the end of the 2014 third quarter was $587 million, a 2% increase compared to the third quarter of 2013.

•	Days sales outstanding (DSO) at the end of the 2014 third quarter, net of advanced payments, was 70 days, compared to 77 days in the third quarter of 2013.

•	Cash flow from operations was $37 million for the third quarter of 2014, compared to $75 million in the third quarter of 2013.

Significant Third Quarter 2014 Awards

•	Awarded a $50 million task order to support Veterans Benefits Management System (VBMS) Records Program. Under this cost plus fixed fee recompete award, Engility will provide an array of engineering, technical and program management support for the Veterans Affairs Department’s principal benefits management program, VBMS.

•	Awarded a $43 million contract for new work to provide system engineering, design, prototype, and testing and evaluation for shipboard and shore-based electronic systems under a program supporting the Naval Air Warfare Center Aircraft Division (NAWCAD).

•	Awarded a $25 million cost-plus-fixed-fee contract to provide technical advisory services to the U.S. Agency for International Development (USAID) and the Rwandan government as the two work together to strengthen the agricultural sector in that country. Engility advisers will support Rwandan government agencies’ efforts to increase smallholder farmer incomes by promoting private sector investments from international and domestic sources.

•	Awarded a $23 million contract to provide engineering and analytical support to help the U.S. Department of Transportation (DOT) and the Federal Aviation Administration (FAA) implement the Next Generation Air Traffic Control System, commonly known as NextGen. This task order award represents a combination of new and recompete work.

•	Awarded a $10 million single award to train and prepare military battalions from Benin, Senegal and Niger as the units ready for participation in the United Nations Peacekeeping Mission in Mali. Through this contract, which was awarded under the Africa Contingency Operations Training and Assistance (ACOTA) program, Engility will provide 12-week courses of intensive training for soldiers and battalion leaders. The ACOTA award represents new work for Engility.

•	Awarded a $9 million contract by the United States Marine Corps (USMC) to support the Director of Intelligence (DIRINT) in developing and sustaining the Marine Corps’ Intelligence, Surveillance, and Reconnaissance Enterprise (MCISR-E). Under this recompete contract, Engility’s team of professionals will provide services that include program management, systems engineering, communications engineering, intelligence subject matter expertise, and Technology Innovation Division liaison assistance for the Tactical Exploitation of National Capabilities (TENCAP) Program.

•	Awarded a prime position on the One Acquisition for Integrated Services (OASIS) contract, a government-wide IDIQ contract that will be administered by the General Services Administration (GSA). The contract has a five year period of performance and one five year option. Engility, along with its subsidiary DRC, won positions on each of the five pools they bid upon.

2014 Outlook

We are updating the fiscal year 2014 financial guidance we issued on August 7, 2014 based on our financial results for the first nine months of 2014 and our outlook for the remainder of 2014. We are increasing our GAAP diluted EPS and adjusted diluted EPS guidance as a result of our continuing focus on cost efficiencies. We are reiterating our fiscal year 2014 revenue and cash flow guidance. The table below summarizes our fiscal year 2014 guidance.

	Current Outlook for Fiscal Year 2014	Prior Outlook for Fiscal Year 2014
Revenue	$1.35 billion - $1.45 billion	$1.35 billion - $1.45 billion

Adjusted Diluted EPS (1)(2)	$2.90 - $3.10	$2.70 - $2.90

GAAP Diluted EPS (1)	$2.39 - $2.59	$2.24 - $2.44

Operating cash flow	$95 million - $105 million	$95 million - $105 million

(1)	2014 GAAP and adjusted diluted EPS guidance assumes weighted-average shares outstanding of approximately 18.2 million and a full year effective tax rate of 39.0%. It also includes eleven months of DRC’s expected financial results as the acquisition closed on January 31, 2014. Our 2014 GAAP guidance does not include estimated transaction costs resulting from the anticipated acquisition of TASC.
(2)	Our adjusted diluted EPS guidance excludes an estimated $6.2 million, or $0.21 per share, of additional amortization of intangible asset expenses, and approximately $9.0 to $10.0 million, or $0.30 to $0.34 per share, of estimated integration costs associated with the DRC acquisition. The adjusted diluted EPS guidance also excludes an estimated $1.0 million, or $0.03 per share, of restructuring costs, which were incurred in the nine months ended September 30, 2014.

Non-GAAP Measures

The tables under “Engility Holdings, Inc. Reconciliation of Non-GAAP Measures” present Adjusted Operating Income, Adjusted Operating Margin, Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted EPS, reconciled to their most directly comparable GAAP measure. These financial measures are calculated and presented on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles (“Non-GAAP Measures”). Engility has provided these Non-GAAP Measures to adjust for the impact of transaction and integration costs and amortization expenses related to our acquisition of DRC, as well as restructuring and legal and settlement costs. These items have been adjusted because they are not considered core to the Company’s business or otherwise not considered operational or because these charges are non-cash or non-recurring. The Company presents these Non-GAAP Measures because management believes that they are meaningful to understanding Engility’s performance during the periods presented and the Company’s ongoing business. Non-GAAP Measures are not prepared in accordance with GAAP and therefore are not necessarily comparable to similarly titled metrics or the financial results of other companies. These Non-GAAP Measures should be considered a supplement to, not a substitute for, or superior to, the corresponding financial measures calculated in accordance with GAAP.

CONFERENCE CALL INFORMATION

Engility will host a conference call at 5 P.M. ET on October 28, 2014, to discuss the financial results for our third quarter of 2014, and our definitive agreement to acquire TASC.

Listeners may access a webcast of the live conference call from the Investor Relations section of the company’s website at http://www.EngilityCorp.com. Listeners also may access a slide presentation on the website which summarizes our 2014 third quarter results and our definitive agreement to acquire TASC. Listeners should go to the website at least 15 minutes before the live event to download and install any necessary audio software.

Listeners also may participate in the conference call by dialing (877) 703-6109 (U.S. dial-in) or (857) 244-7308 (international dial-in) and the pass code is 70379558.

A replay will be available on the company’s website approximately two hours after the conference call and continuing for one year. A telephonic replay also will be available through November 28, 2014 at (888) 286-8010 (domestic) or (617) 801-6888 (international) and entering pass code 33672993.

ABOUT ENGILITY

Engility is a pure-play government services contractor providing highly skilled personnel wherever, whenever they are needed in a cost-effective manner. Headquartered in Chantilly, Virginia, Engility is a leading provider of specialized technical consulting, program and business support services, engineering and technology lifecycle support, information technology modernization and sustainment, supply chain services and logistics management, and training and education for the U.S. Government. To learn more about Engility, please visit www.engilitycorp.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Engility’s future prospects, projected financial results, estimated integration costs and acquisition related amortization expenses, business plans, as well as the TASC transaction and its expected benefits. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are also used to identify these forward-looking statements. These statements are based on the current beliefs and expectations of Engility’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause Engility’s actual results to differ materially from those described in the forward-looking statements can be found under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2013, and more recent periodic reports, which have been filed with the Securities and Exchange Commission (SEC) and are available on the investor relations section of Engility’s website (http://www.engilitycorp.com) and on the SEC’s website (www.sec.gov). Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, historical information should not be considered as an indicator of future performance.

Corporate Communications and Media:	Investor Relations:
Eric Ruff	Dave Spille
Engility Holdings, Inc.	Engility Holdings, Inc.
(703) 375-6463	(703) 375-4221
eric.ruff@engilitycorp.com	dave.spille@engilitycorp.com

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings, Inc. will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC and a prospectus of Engility Holdings, Inc., as well as other relevant documents concerning the proposed transaction. Engility will mail the joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. SHAREHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility and TASC at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings”.

Engility, TASC and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility’s shareholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

NO OFFERS OR SOLICITATIONS

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ENGILITY HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2014	September 27, 2013	Change	September 30, 2014	September 27, 2013	Change
Revenue	$345,061	$339,302	$5,759	$1,047,575	$1,078,309	$(30,734)
Costs and expenses
Cost of revenue	293,039	289,280	3,759	897,114	932,874	(35,760)
Selling, general and administrative expenses	25,255	19,901	5,354	80,897	56,134	24,763

Total costs and expenses	318,294	309,181	9,113	978,011	989,008	(10,997)

Operating income	26,767	30,121	(3,354)	69,564	89,301	(19,737)
Interest expense, net	3,342	7,558	(4,216)	9,538	19,099	(9,561)
Other income (expense), net	(67)	193	(260)	(20)	266	(286)

Income before income taxes	23,358	22,756	602	60,006	70,468	(10,462)
Provision for income taxes	9,115	8,699	416	23,454	27,344	(3,890)

Net income	14,243	14,057	186	36,552	43,124	(6,572)
Less: Net income attributable to non-controlling interest	1,082	2,049	(967)	3,615	4,276	(661)

Net income attributable to Engility	$13,161	$12,008	$1,153	$32,937	$38,848	$(5,911)

Net income per share attributable to Engility
Basic	$0.77	$0.71	$0.06	$1.93	$2.30	$(0.37)
Diluted	$0.73	$0.68	$0.05	$1.83	$2.21	$(0.38)

Weighted average number of shares outstanding
Basic	17,151	16,915		17,080	16,855
Diluted	18,065	17,770		17,994	17,592

ENGILITY HOLDINGS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	September 30, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	$18,732	$29,003
Receivables, net	288,963	286,272
Other current assets	27,490	25,892

Total current assets	335,185	341,167
Property, plant and equipment, net	18,431	11,895
Goodwill	644,554	477,604
Identifiable intangible assets, net	127,399	92,205
Other assets	10,503	7,183

Total assets	$1,136,072	$930,054

Liabilities and Equity:
Current liabilities:
Current portion of long-term debt	$13,750	$10,000
Accounts payable, trade	31,673	28,286
Accrued employment costs	71,776	49,582
Accrued expenses	61,905	63,843
Advance payments and billings in excess of costs incurred	21,735	19,087
Deferred income taxes, current and income taxes payable	6,709	10,693
Other current liabilities	17,874	17,928

Total current liabilities	225,422	199,419
Long-term debt	308,438	187,500
Income tax payable	79,401	77,494
Other liabilities	40,076	22,487

Total liabilities	$653,337	$486,900

Equity:
Preferred stock, par value $0.01 per share, 25,000 shares authorized, none issued or outstanding as of September 30, 2014 and December 31, 2013	—	—
Common stock, par value $0.01 per share, 175,000 shares authorized, 17,591 shares issued and outstanding as of September 30, 2014 and 17,238 shares issued and outstanding as of December 31, 2013	176	172
Additional paid in capital	769,129	761,119
Accumulated deficit	(297,973)	(330,911)
Non-controlling interest	11,403	12,774

Total equity	482,735	443,154

Total liabilities and equity	$1,136,072	$930,054

ENGILITY HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30, 2014	September 27, 2013
Operating activities:
Net income	$36,552	$43,124
Share-based compensation	7,283	7,282
Depreciation and amortization	15,840	9,055
Amortization of bank debt fees	1,218	5,880
Deferred income taxes	(1,631)	(2,727)
Changes in operating assets and liabilities, excluding acquired amounts:
Receivables	40,555	49,748
Other assets	5,807	4,145
Accounts payable, trade	(12,049)	2,767
Accrued employment costs	5,349	(676)
Accrued expenses	(6,673)	(17,680)
Advance payments and billings in excess of costs incurred	2,339	1,383
Other liabilities	(14,105)	7,215

Net cash provided by operating activities	80,485	109,516
Investing activities:
Acquisition, net of cash	(207,250)	—
Capital expenditures	(2,765)	(1,470)

Net cash used in investing activities	(210,015)	(1,470)
Financing activities:
Gross borrowings from issuance of long-term debt	75,000	200,000
Repayment of long-term debt	(10,313)	(335,000)
Gross borrowings from revolving credit facility	383,000	167,500
Repayments of revolving credit facility	(323,000)	(137,500)
Debt issuance costs	(1,131)	(2,493)
Proceeds from share-based payment arrangements	1,481	893
Payment of employee withholding taxes on share-based compensation	(2,430)	(1,037)
Excess tax deduction on share-based compensation	1,642	—
Distributions to non-controlling interest member	(4,990)	(3,107)

Net cash provided by (used in) financing activities	119,259	(110,744)
Net change in cash and cash equivalents	(10,271)	(2,698)
Cash and cash equivalents, beginning of period	29,003	27,021

Cash and cash equivalents, end of period	$18,732	$24,323

ENGILITY HOLDINGS, INC.

RECONCILIATION OF NON-GAAP MEASURES

The following tables set forth a reconciliation of each of these Non-GAAP Measures to the most directly comparable GAAP measure for the periods presented.

Adjusted Operating Income and Adjusted Operating Margin

(dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 27, 2013	September 30, 2014	September 27, 2013
Operating income	$26,767	$30,121	$69,564	$89,301

Adjustments
Acquisition and integration-related expenses excluding amortization	1,606	—	7,716	—
Year-one acquisition-related amortization	1,683	—	4,488	—
Restructuring costs	621	—	1,134	—
Legal and settlement costs	—	—	230	3,228

Adjusted operating income	$30,677	$30,121	$83,132	$92,529

Operating margin	7.8%	8.9%	6.6%	8.3%
Adjusted operating margin	8.9%	8.9%	7.9%	8.6%

ENGILITY HOLDINGS, INC.

Adjusted Earnings Per Share

(in thousands except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 27, 2013	September 30, 2014	September 27, 2013
Adjusted operating income	$30,677	$30,121	$83,132	$92,529
Other items
Interest expense, net	3,342	7,558	9,538	19,099
Other income, net	(67)	193	(20)	266
Adjustment to operating income
Bank fees previously capitalized and included in interest expense	—	3,648	—	3,648

Adjusted income before income tax	27,268	26,404	73,574	77,344
Provision for income taxes (1)	10,641	10,086	28,687	30,003

Adjusted net income	16,627	16,318	44,887	47,341
Net income attributable to non-controlling interest	1,082	2,049	3,615	4,276

Adjusted net income attributable to Engility	$15,545	$14,269	$41,272	$43,065

Adjusted diluted earnings per share attributable to Engility	$0.86	$0.80	$2.29	$2.45
GAAP Net income attributable to Engility	$13,161	$12,008	$32,937	$38,848
GAAP diluted earnings per share attributable to Engility	$0.73	$0.68	$1.83	$2.21
Diluted weighted average number of shares outstanding	18,065	17,770	17,994	17,592

(1)	Current quarter tax provision is calculated at the current quarter tax rate.

ENGILITY HOLDINGS, INC.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

(dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 27, 2013	September 30, 2014	September 27, 2013
Net income	$14,243	$14,057	$36,552	$43,124

Interest, taxes, and depreciation and amortization
Interest expense	3,342	7,558	9,538	19,099
Provision for income taxes	9,115	8,699	23,454	27,344
Depreciation and amortization	5,843	1,426	15,840	9,055

EBITDA	$32,543	$31,740	$85,384	$98,622

Adjustments to EBITDA
Acquisition and integration-related expenses excluding amortization	1,606	—	7,716	—
Restructuring costs	621	—	1,134	—
Legal and settlement costs	—	—	230	3,228

Adjusted EBITDA	$34,770	$31,740	$94,464	$101,850

EBITDA Margin	9.4%	9.4%	8.2%	9.1%
Adjusted EBITDA Margin	10.1%	9.4%	9.0%	9.4%